TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

03007047

File No. 82-34658
February 24, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

03 MAR -3 AM 7:21

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

> Report of Financial Summary (for the nine months ended December 31, 2002) dated February 20, 2003 and reference materials relating thereto.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

H. Shibata

Hironori Shibata

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Enclosure

dw 3/3

FINANCIAL SUMMARY

File No.82-34658

(for the nine months ended December 31, 2002)

February 20, 2003

Name of Company: **Daido Life Insurance Company**
Stock Listings: Tokyo, Osaka
Security Code No.: 8799
Head Office: Osaka, Japan
URL: http://www.daido-life.co.jp
Application of U.S. Accounting Standards: No

03 MAR -3 AM 7:21

1. Consolidated Operating Results for the Nine Months Ended December 31, 2002

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest per cent.

	Ordinary Revenue	% change	Ordinary Profit	% change	Net Income	% change
Nine months ended Dec. 31 2002	¥901,900 million	—%	¥18,149 million	— %	¥108 million	— %
FY 2002 ended Mar. 31, 2002	¥1,316,283 million	3.1%	¥44,037 million	(47.7)%	¥9,541 million	— %
Six months ended Sept. 30, 2002	¥617,238 million	(1.0)%	¥19,278 million	116.1%	¥3,068 million	— %

	Net Income per Share	Net Income per Share (Fully Diluted)
Nine months ended Dec. 31 2002	¥72.22	¥ —
FY 2002 ended Mar. 31, 2002	¥6,361.14	¥ —
Six months ended Sept. 30, 2002	¥2,045.34	¥ —

Notes: 1. Equity in net income of affiliated companies: ¥(2,761) million for the nine months ended December 31, 2002, ¥195 million for the year ended March 31, 2002, and ¥(1,599) million for the six months ended September 30, 2002, respectively.

2. Average number of outstanding shares during the term (consolidated): nine months ended December 31, 2002: 1,500,000, the year ended March 31, 2002: None, six months ended September 30, 2002: 1,500,000

3. % change for ordinary revenue, ordinary profit and net income is presented in comparison with the previous term.

4. Daido Life was a mutual company through March 31, 2002. Please refer to P.4 of this material for computations of net income and net income per share.

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of December 31, 2002	¥5,962,187 million	¥168,504 million	2.8%	¥112,336.19
As of March 31, 2002	¥6,010,457 million	¥166,991 million	2.8%	¥111,327.38
As of September 30, 2002	¥6,006,163 million	¥174,880 million	2.9%	¥116,586.87

Notes: 1. Number of outstanding shares at the end of the term (consolidated): at December 31, 2002: 1,500,000, at March 31, 2002: None, at September 30, 2002: 1,500,000

2. Daido Life was a mutual company through March 31, 2002. Please refer to P.4 for computations of shareholders' equity, shareholders' equity ratio and shareholders' equity per share.

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Nine months ended Dec. 31 2002	¥104,223 million	¥(127,201) million	¥24,437 million	¥396,760 million
FY 2002 ended Mar. 31, 2002	¥100,838 million	¥(160,061) million	¥(37,042) million	¥396,477 million
Six months ended Sept. 30, 2002	¥83,530 million	¥(59,762) million	¥24,437 million	¥444,321 million

(4) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries:	13
Number of non-consolidated subsidiaries accounted for by the equity method:	None
Number of affiliates accounted for by the equity method:	10

(5) Change in Scope of Consolidation and Application of Equity Method:

Number of companies newly consolidated:	3
Number of company excluded from consolidation:	2
Number of companies newly accounted for by the equity method:	3
Number of companies excluded from the equity method of accounting:	2

2. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2002

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest per cent.

	Ordinary Revenue	% change	Ordinary Profit	% change	Net Income	% change
Nine months ended Dec. 31 2002	¥896,567 million	— %	¥18,617 million	— %	¥1,655 million	— %
FY 2002 ended Mar. 31, 2002	¥1,308,229 million	3.1%	¥40,068 million	(51.3)%	¥7,665 million	— %
Six months ended Sept. 30, 2002	¥613,302 million	(1.1)%	¥18,827 million	151.2%	¥3,056 million	— %

	Net Income per Share
Nine months ended Dec. 31 2002	¥1,103.91
FY 2002 ended Mar. 31, 2002	¥5,110.31
Six months ended Sept. 30, 2002	¥2,037.95

Notes: 1. Average number of outstanding shares during the term: nine months ended December 31, 2002: 1,500,000, the year ended March 31, 2002: None, six months ended September 30, 2002: 1,500,000

2. % change for ordinary revenue, ordinary profit and net income is presented in comparison with the previous term.

3. Daido Life was a mutual company through March 31, 2002. Please refer to P.4 of this material for computations of net income and net income per share.

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of December 31, 2002	¥5,932,283 million	¥161,592 million	2.7%	¥107,728.11
As of March 31, 2002	¥5,982,789 million	¥158,428 million	2.6%	¥105,619.06
As of September 30, 2002	¥5,982,225 million	¥166,710 million	2.8%	¥111,140.15

Notes: 1. Number of outstanding shares at the end of the term: at December 31, 2002: 1,500,000, at March 31, 2002: None, at September 30, 2002: 1,500,000

2. Number of treasury stock at the end of the term: None

3. Daido Life was a mutual company through March 31, 2002. Please refer to P.4 for computations of shareholders' equity, shareholders' equity ratio and shareholders' equity per share.

3. Consolidated Forecast for the Year Ending March 31, 2003 (April 1, 2002 - March 31, 2003)

	Ordinary Revenue	Ordinary Profit	Net Income
FY 2002 ending Mar. 31, 2003	¥1,178,000 million	¥38,000 million	¥7,000 million

Note: Projected net income per share for the year ending March 31, 2003 is ¥4,666.67.

4. Non-Consolidated Forecast for the Year Ending March 31, 2003 (April 1, 2002 - March 31, 2003)

	Ordinary Revenue	Ordinary Profit	Net Income
FY 2002 ending Mar. 31, 2003	¥1,175,000 million	¥42,000 million	¥12,000 million

	Annual aggregate dividend per share	
	Year - End	
FY 2002 ending Mar. 31, 2003	¥ 3,000.00	¥ 3,000.00

Note: Projected net income per share for the year ending March 31, 2003 is ¥8,000.00.

The above forecasts for the year ending March 31, 2003 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses. For further details, please refer to "Financial Review - Forecast for the Year Ending March 31, 2003."

Fiscal Year Ended March 31, 2002

As of April 1, 2002, Daido Life converted itself from a mutual company to a joint stock corporation.

Accompanying the demutualization, instead of a share allotment, from April 1, 2002, a portion of policyholders were paid cash (Note). The amount paid (hereinafter, the amount paid upon demutualization) was included within the equity of the mutual company but was deducted from equity simultaneously with the demutualization and subsequently not included in the shareholders' equity of the joint stock corporation.

Because of this, figures and ratios are calculated as follows.

(Consolidated)

Net income

net income [¥9,541 million] :(a)

Net income per share

net income [¥9,541 million](a) / number of outstanding shares at time of demutualization [1,500,000 shares]

Shareholders' equity

total equity at end of fiscal year [¥172,551 million] - amount paid upon demutualization [¥5,560 million] :(b)

Shareholders' equity ratio

shareholders' equity(b) / (total liabilities at end of fiscal year [¥5,836,472 million] + minority interests at end of fiscal year [¥1,433 million] + total equity at end of fiscal year [¥172,551 million]) x 100

Shareholders' equity per share

shareholders' equity(b) / number of outstanding shares at time of demutualization [1,500,000 shares]

(Non-Consolidated)

Net income

net income [¥7,665 million] :(a)

Net income per share

net income [¥7,665 million](a) / number of outstanding shares at time of demutualization [1,500,000 shares]

Shareholders' equity

total equity at end of fiscal year [¥163,988 million] - amount paid upon demutualization [¥5,560 million] :(b)

Shareholders' equity ratio

shareholders' equity(b) / (total liabilities at end of fiscal year [¥5,818,800 million] + total equity at end of fiscal year [¥163,988 million]) x 100

Shareholders' equity per share

shareholders' equity(b) / number of outstanding shares at time of demutualization [1,500,000 shares]

Note: If policyholders are prohibited by laws or regulations from receiving any share allotments, the company should make monetary compensation to such policyholders who had reported the fact to the company by April 30, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the company's net assets. Amounts paid to policyholders (totaling to ¥5,560 million) were calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944) by the purchase price for new listing made by underwriters (¥261,387).

6. Financial Review

(1) Overview of Operations during the term under review

a) Results of Operations (Consolidated basis)

For the nine months ended December 31, 2002, ordinary revenue amounted to ¥901.9 billion, with income from insurance premiums totaling ¥758.2 billion and investment income/gains amounting to ¥129.4 billion.

Ordinary expenses totaled ¥883.7 billion, with ¥641.7 billion in insurance claims and other payments, ¥103.1 billion in investment expenses/losses, and ¥82.7 billion in operating expenses. Provision for policy and other reserves amounted to ¥38.8 billion. Furthermore, losses on sale of securities amounting to ¥10.9 billion and devaluation losses on securities totaling ¥51.8 billion contributed to investment expenses/losses. Devaluation losses on securities were primarily due to falling stock prices coupled with the change of the standard for calculating devaluation losses on securities, which was implemented to enhance asset quality. Since September 30, 2002, the standard for calculating devaluation losses on such marketable securities as domestic and foreign stocks has been changed to all losses when the rate of decline of the market value is 30% or more of the book value.

Extraordinary gains amounted to ¥3.7 billion and extraordinary losses were ¥5.1 billion.

After accounting for extraordinary gains and losses as well as provision for reserve for policyholder dividends and income taxes, net income amounted to ¥100 million.

b) Sales Results (Non-consolidated basis)

The new policy amount of individual insurance and annuities for the nine months ended December 31, 2002, (including the net increase from conversions) dipped 0.6% compared with the same term of the previous fiscal year, to ¥3,591.1 billion.

As of December 31, 2002, the total policy amount in force of individual insurance and annuities was ¥39,277.0 billion, up 0.8%, or ¥347.9 billion, from the level at the end of the previous fiscal year. As a result of the efforts to reduce policy surrender and lapse, amount of surrender and lapse of individual insurance and annuities fell a

substantial 8.4%, to ¥2,504.2 billion.

The total policy amount in force of individual term life insurance was ¥34,717.4 billion, up 1.2%, or ¥408.4 billion compared with the end of the previous fiscal year.

c) Other Important Performance Items

The Company's core profit (*kiso rieki*, a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the nine months ended December 31, 2002, amounted to ¥57.6 billion.

As of December 31, 2002, the Company's solvency margin ratio (a measure of insurance companies' financial soundness) was 815.7%, up 43.7 percentage points from the level at the end of the previous fiscal year.

(2) Consolidated Financial Position

As of December 31, 2002, total assets amounted to ¥5,962.1 billion, down 0.8% from the end of the previous fiscal year.

Looking at principal asset items, securities comprised principally of domestic bonds amounted to ¥3,977.4 billion, down 1.9%. Loans totaled ¥1,157.0 billion, up 0.3%, and cash and deposits and call loans were ¥377.2 billion, up 4.1%.

Total liabilities were ¥5,792.7 billion, down 0.7%, and the bulk of this figure was comprised of policy reserves, which amounted to ¥5,595.1 billion, up 0.9%.

Total equity was ¥168.5 billion, down 2.3%.

(3) Forecast for the Year Ending March 31, 2003

The Company's performance forecast for the fiscal year ending March 31, 2003 has been revised as follows, reflecting the results for the nine months ended December 31, 2002,:

On a non-consolidated basis, income from insurance premiums is forecast to drop ¥19.0 billion. However, income from interest, dividends and income from real estate for rent, gains on sale of securities, and gains from derivatives, net are projected to rise, and overall, ordinary revenue is projected to exceed the previous forecast of ¥1,172.0 billion, announced on November 21, 2002, by 0.3%, or ¥3.0 billion, and amount to ¥1,175.0 billion. Despite the predicted increase in ordinary revenue, ordinary

profit is expected to fall short of the previous forecast of ¥55.0 billion by 23.6% or ¥13.0 billion, to ¥42.0 billion, owing to a predicted ¥16.0 billion rise in ordinary expenses mainly due to expanded devaluation losses on securities. Net income is expected to fall short of the previous forecast of ¥15.0 billion by 20.0% or ¥3.0 billion, to ¥12.0 billion, due to the decrease in ordinary profit. In comparison with the decrease in ordinary profit, the decrease in net income is smaller, because it is partially offset by an expected decrease in provision for reserve for policyholder dividends due to greater investment losses.

On a consolidated basis, ordinary revenue is expected to remain the same as the previous forecast of ¥1,178.0 billion. However, ordinary profit is expected to fall short of the previous forecasts of ¥55.0 billion by 30.9%, or ¥17.0 billion, to ¥38.0 billion, and net income is expected to fall short of the previous forecasts of ¥14.0 billion by 50.0%, or ¥7.0 billion, to ¥7.0 billion. On a consolidated basis, both ordinary profit and net income are predicted to fall an additional ¥4.0 billion short of forecasts as compared to forecasts on a non-consolidated basis. This is due to factors including the elimination entry made to the consolidated financial statements in respect of extraordinary dividends from a consolidated subsidiary, and greater than predicted losses related to equity-method affiliate T&D Financial Life Insurance Company.

The Company expects to meet initial forecasts of ¥3,000 in cash dividends per share for the fiscal year ending March 31, 2003, as announced on May 23, 2002.

Profit/Loss Status for the Nine Months Ended December, 31, 2002 (Consolidated)

(Millions of Yen)

	Nine Months Ended December 31, 2002	Fiscal Year Ended March 31, 2002	Six Months Ended September 30, 2002
Ordinary Revenue	901,900	1,316,283	617,238
Income from insurance premiums and others	758,244	1,059,445	515,888
Income from insurance premiums	757,407	1,057,881	515,398
Investment income/gains	129,415	246,104	91,794
Interests, dividends and income from real estate for rent	91,819	155,683	63,150
Gains on sale of securities	16,843	88,599	13,173
Gains from derivatives, net	20,390	-	15,135
Other ordinary income	14,240	10,537	9,555
Equity in net income of affiliated companies	-	195	-
Ordinary Expenses	883,751	1,272,245	597,959
Insurance claims and other payments	641,740	907,444	433,521
Insurance claims	226,688	297,441	158,694
Insurance benefits	189,372	266,487	127,794
Surrender payments	161,883	269,970	106,682
Provision for policy and other reserves	38,837	31,543	23,228
Investment expenses/losses	103,119	205,609	73,622
Losses from monetary trust, net	6,707	30,189	6,696
Losses on sale of securities	10,910	56,136	7,270
Devaluation losses on securities	51,822	54,222	28,952
Losses from special accounts, net	23,228	18,879	22,543
Operating expenses	82,768	105,822	55,951
Other ordinary expenses	14,524	21,824	10,036
Equity in net losses of affiliated companies	2,761	-	1,599
Ordinary Profit	18,149	44,037	19,278
Extraordinary Gains	3,725	6,832	2,737
Extraordinary Losses	5,119	33,998	4,166
Extraordinary Gains (Losses)	(1,394)	(27,166)	(1,429)
Provison for reserve for policyholder dividends	14,050	-	12,240
Income before Income Taxes	2,704	16,871	5,608
Income Taxes			
Current	20,775	10,130	15,011
Deferred	(18,212)	(2,961)	(12,470)
Minority Interests	33	160	(0)
Net Income	108	9,541	3,068

Principle Business Performance for the Nine Months Ended December 31, 2002 (Non-Consolidated)

(Millions of Yen)

	Nine Months Ended December 31, 2002	Fiscal Year Ended March 31, 2002	Six Months Ended September 30, 2002
New Policy Amount	3,591,173	4,570,422	2,296,478
Individual term life insurance	3,315,440	4,292,917	2,126,036
Policy Amount in Force	39,277,092	38,929,108	39,086,303
Individual term life insurance	34,717,451	34,309,043	34,526,552
Core Profit	57,666	109,889	38,788
Solvency Margin Ratio	815.7%	772.0%	824.9%

Notes: New policy amount and policy amount in force are total of individual insurance and individual annuities, respectively.

Supplementary Materials for the Nine months ended December 31, 2002 Financial Results

1. Unaudited Consolidated Condensed Quarterly Financial Statements

(1) Unaudited Consolidated Condensed Balance Sheets

(in millions of yen)	As of 31st December 2002	%	As of 31st March 2002	%	As of 30th September 2002	%
Assets:						
Cash and Deposits	¥ 377,298	6.3	¥ 178,391	3.0	¥ 279,245	4.6
Call Loans	-	-	184,000	3.1	160,000	2.7
Monetary Claims Purchased	19,998	0.3	42,394	0.7	11,998	0.2
Monetary Trusts	104,970	1.7	95,195	1.6	81,972	1.4
Securities	3,977,451	66.7	4,053,640	67.4	3,998,832	66.6
Loans	1,157,028	19.4	1,153,654	19.2	1,165,537	19.4
Property and Equipment	176,977	3.0	184,226	3.1	177,652	3.0
Due from Agency	4,388	0.1	2,409	0.0	2,395	0.0
Due from Reinsurers	1,190	0.0	1,480	0.0	1,103	0.0
Other Assets	63,647	1.1	56,863	0.9	56,369	0.9
Net Deferred Tax Asset	87,011	1.5	69,789	1.2	79,167	1.3
Reserve for Possible Loan Losses	(7,774)	(0.1)	(11,590)	(0.2)	(8,112)	(0.1)
Total Assets	¥ 5,962,187	100.0	¥ 6,010,457	100.0	¥ 6,006,163	100.0
Liabilities:						
Policy Reserves	¥ 5,595,159	93.9	¥ 5,543,459	92.2	¥ 5,588,535	93.1
Due to Agency	0	0.0	0	0.0	-	-
Due to Reinsurers	609	0.0	699	0.0	666	0.0
Other Liabilities	106,035	1.8	171,944	2.9	151,538	2.5
Reserve for Employees' Retirement Benefits	61,937	1.0	61,665	1.0	61,816	1.0
Allowance for Policyholder Dividends	-	-	30,662	0.5	-	-
Reserve for Price Fluctuations	29,039	0.5	28,042	0.5	28,726	0.5
Total Liabilities	5,792,781	97.2	5,836,472	97.1	5,831,283	97.1
Minority Interests	902	0.0	1,433	0.0	-	-
Equity:						
Revaluation Reserve	-	-	53	0.0	-	-
Reserve for Redemption of Fund	-	-	35,000	0.6	-	-
Surplus	-	-	95,376	1.6	-	-
Net Unrealised Gains on Securities	-	-	41,641	0.7	-	-
Translation Adjustments	-	-	479	0.0	-	-
Total Equity	-	-	172,551	2.9	-	-
Capital	75,000	1.3	-	-	75,000	1.2
Capital Surplus	54	0.0	-	-	54	0.0
Retained Earnings	49,820	0.8	-	-	52,808	0.9
Net Unrealised Gains on Securities	43,629	0.7	-	-	47,192	0.8
Translation Adjustments	-	-	-	-	(174)	(0.0)
Total Equity	168,504	2.8	-	-	174,880	2.9
Total Liabilities, Minority Interests and Equity	¥ 5,962,187	100.0	¥ 6,010,457	100.0	¥ 6,006,163	100.0

See notes to unaudited consolidated condensed quarterly financial statements.

(2) Unaudited Consolidated Condensed Statements of Operations

(in millions of yen)	Nine months ended 31st December 2002	%	Year ended 31st March 2002	%	Six months ended 30th September 2002	%
Ordinary Revenue:						
Income from Insurance Premiums	¥ 758,244		¥ 1,059,445		¥ 515,888	
Investment Income / Gains	129,415		246,104		91,794	
Other Ordinary Income	14,240		10,537		9,555	
Equity in Net Income of Affiliated Companies	-		195		-	
Total Ordinary Revenue	901,900	100.0	1,316,283	100.0	617,238	100.0
Ordinary Expenses:						
Insurance Claims and Other Payments	641,740		907,444		433,521	
Provision for Policy and Other Reserves	38,837		31,543		23,228	
Investment Expenses / Losses	103,119		205,609		73,622	
Operating Expenses	82,768		105,822		55,951	
Other Ordinary Expenses	14,524		21,824		10,036	
Equity in Net Losses of Affiliated Companies	2,761		-		1,599	
Total Ordinary Expenses	883,751	98.0	1,272,245	96.7	597,959	96.9
Ordinary Profit	18,149	2.0	44,037	3.3	19,278	3.1
Extraordinary Gains	3,725	0.4	6,832	0.6	2,737	0.5
Extraordinary Losses	5,119	0.6	33,998	2.6	4,166	0.7
Provision for Reserve for Policyholder Dividends	14,050	1.5	-	-	12,240	2.0
Income Before Income Taxes	2,704	0.3	16,871	1.3	5,608	0.9
Income Taxes:						
Current	20,775	2.3	10,130	0.8	15,011	2.4
Deferred	(18,212)	(2.0)	(2,961)	(0.2)	(12,470)	(2.0)
Minority Interests	33	0.0	160	0.0	(0)	(0.0)
Net Income	¥ 108	0.0	¥ 9,541	0.7	¥ 3,068	0.5

See notes to unaudited consolidated condensed quarterly financial statements.

(3) Unaudited Consolidated Condensed Statements of Surplus

(in millions of yen)	Nine months ended 31st December 2002	Year ended 31st March 2002	Six months ended 30th September 2002
Balance at Beginning of Year	¥ -	¥ 126,145	¥ -
Deductions:			
Transfer to reserve for policyholder dividends	-	33,249	-
Transfer to reserve for redemption of fund	-	6,800	-
Interest on fund	-	181	-
Bonus to directors and corporate auditors	-	78	-
Total Deductions	-	40,310	-
Net Income	-	9,541	-
Balance at end of period	¥ -	¥ 95,376	¥ -
Capital Surplus:			
Balance at beginning of year	¥ 54	¥ -	¥ 54
Balance at end of period	¥ 54	¥ -	¥ 54
Retained Earnings:			
Balance at beginning of year	¥ 49,815	¥ -	¥ 49,815
Addition:			
Net income at end of period	108	-	3,068
Deduction:			
Bonus to directors and corporate auditors	75	-	75
Decrease in surplus due to deconsolidated companies	28	-	-
Total Deduction	103	-	75
Balance at end of period	¥ 49,820	¥ -	¥ 52,808

See notes to unaudited consolidated condensed quarterly financial statements.

(4) Unaudited Consolidated Condensed Statements of Cash Flows

(in millions of yen)	Nine months ended 31st December 2002	Year ended 31st March 2002	Six months ended 30th September 2002
Net Cash provided by operating activities	¥ 104,223	¥ 100,838	¥ 83,530
Net Cash used in investing activities	(127,201)	(160,061)	(59,762)
Net Cash provided by (used in) financing activities	24,437	(37,042)	24,437
Effect of exchange rate changes on cash and cash equivalents	(1,174)	(3,349)	(362)
Net increase (decrease) in cash and cash equivalents	284	(99,614)	47,843
Cash and cash equivalents at beginning of year	396,477	496,091	396,477
Net decrease on cash and cash equivalents due to deconsolidated companies	(1)	-	-
Cash and cash equivalents at end of period	¥ 396,760	¥ 396,477	¥ 444,321

See notes to unaudited consolidated condensed quarterly financial statements.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED QUARTERLY FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to a plan of reorganisation and the Insurance Business Law, the Company has converted its organisation from a mutual company to a joint stock corporation since 1st April, 2002.

The accompanying consolidated financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements" (Ministry of Finance Ordinance). In preparing the consolidated condensed financial statements, certain items presented in the original consolidated condensed financial statements have been reclassified and summarised for readers outside Japan. Such consolidated condensed financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the parent company and its subsidiaries. All material intercompany balances and transactions are eliminated. The number of the consolidated subsidiaries for three months ended 31st December, 2002 was 13.

The investments in affiliates are accounted for under the equity method. The number of affiliated companies for three months ended 31st December, 2002 was 10.

Daido Life Investment Trust Management Co., Ltd has been accounted for under the equity method since 1st April, 2002 due to the sale of shares on 30th May, 2002. As of 1st July, 2002, Daido Life Investment Trust Management Co., Ltd. has been merged with T&D Taiyo Daido Asset Management Co., Ltd. and changed its name to T&D Asset Management Co., Ltd. As a result, T&D Taiyo Daido Asset Management Co., Ltd. has been eliminated from the list of affiliated companies since 30th June, 2002. T&D Taiyo Daido Lease Co., Ltd. has been accounted for under the equity method since 30th September, 2002 due to the purchase of shares on 1st August, 2002. Alternative Investment Capital Limited has been accounted for under the equity method since 1st October, 2002 due to the purchase of shares on 4th October, 2002. T&D Information System Service Co., Ltd. has been merged with T&D Information Systems Co., Ltd. as of 1st October, 2002. Daido Properties Investment Inc. has been deconsolidated due to the liquidation on 3rd December, 2002. Daido Kosan Co., Ltd., Daiko Building Service Co., Ltd. and Nihon System Shuno, Inc. have split up their businesses due to the restructuring efforts of consolidated subsidiaries on 1st October, 2002. After the restructuring, they changed their names to Daido Life Kosan Co., Ltd., Daido Life Building Service, Co., Ltd. and Daido Life System Shuno, Inc. and became consolidated subsidiaries as of 1st October, 2002.

The financial statements of affiliates located outside Japan and Alternative Investment Capital Limited, a domestic affiliated company, are prepared for six months ended 30th September, 2002. Appropriate

adjustments were made for material transactions from 30th September to 31st December, which is the date of the consolidated condensed financial statements.

The excess of cost over underlying net equity at acquisition dates of investments in subsidiaries and affiliated companies is amortised within twenty years. If the amount is not significant, the cost over equity is amortised immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including foreign currency equity securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transaction are made. The gains and losses of the exchange were credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's subsidiary and affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan.

(d) Investments in securities other than subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified into trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair value ("marketable available-for-sale securities") are stated at fair value. Unrealised gains and losses on trading securities are recognised in earnings. Unrealised gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular marketable available-for-sale securities is exceeded 30% or more of its book value, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair value are stated at amortised cost. For the purpose of computing realised gains and losses, cost is determined on the moving average method.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

Consolidated subsidiaries provide for their reserve for possible loan losses using the same procedures as the Company for the annual and semi-annual financial statements, which is primarily based on the results of self-assessment procedures and also provides an amount considered necessary by applying the

historical loan-loss ratio determined over a fixed period. The consolidated subsidiaries, however, do not repeat the full assessment procedures for the quarterly financial statements, but do apply appropriate procedures as considered necessary by considering materiality of assets of the subsidiaries.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for losses on sale of loans

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 287-2 of the Japanese Commercial Code.

(i) Income taxes

The provision for income taxes is based on income recognised for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognised for financial statement purposes and income recognised for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(j) Reserve for employees' retirement benefits

The Company and its subsidiaries maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognised net gains or losses is charged or credited to income when recognised.

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment. Estimated useful lives range from 6-50 years for buildings and structures and 2-20 years for equipment.

(l) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Derivative financial instruments, which are specifically identified as hedging instruments, are not revalued and their contracted rates are applied to the hedged items. Outstanding derivative financial instruments, which are not qualified as hedging instruments under hedge accounting, are revalued at fair value at the balance sheet date. These derivative financial instruments hedge certain financial exposure, although they do not meet the hedging criteria under the accounting standards. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(m) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully creditable against consumption taxes received, the non-creditable portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-creditable portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortised against income over a five-year period on a straight-line basis.

(n) Cash and cash equivalent

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

2. Unaudited Non-Consolidated Condensed Quarterly Financial Statements

(1) Unaudited Non-Consolidated Condensed Balance Sheets

(in millions of yen)	As of 31st December 2002	%	As of 31st March 2002	%	As of 30th September 2002	%
Assets:						
Cash and Deposits	¥ 344,979	5.8	¥ 148,002	2.5	¥ 245,390	4.1
Call Loans	-	-	184,000	3.1	160,000	2.7
Monetary Claims Purchased	19,998	0.3	42,394	0.7	11,998	0.2
Monetary Trusts	104,970	1.8	95,195	1.6	81,972	1.4
Securities	3,977,562	67.0	4,058,208	67.8	4,004,162	66.9
Loans	1,156,996	19.5	1,157,275	19.4	1,165,502	19.5
Property and Equipment	176,749	3.0	180,433	3.0	177,417	3.0
Due from Agency	4,388	0.1	2,409	0.0	2,395	0.0
Due from Reinsurers	1,190	0.0	1,480	0.0	1,103	0.0
Other Assets	66,405	1.1	55,896	0.9	61,910	1.0
Net Deferred Tax Asset	86,776	1.5	69,009	1.2	78,442	1.3
Reserve for Possible Loan Losses	(7,733)	(0.1)	(11,517)	(0.2)	(8,070)	(0.1)
Total Assets	¥ 5,932,283	100.0	¥ 5,982,789	100.0	¥ 5,982,225	100.0
Liabilities:						
Policy Reserves	¥ 5,595,159	94.3	¥ 5,543,459	92.7	¥ 5,588,535	93.4
Due to Agency	0	0.0	0	0.0	-	-
Due to Reinsurers	609	0.0	699	0.0	666	0.0
Other Liabilities	84,146	1.4	154,503	2.6	135,970	2.3
Reserve for Employees' Retirement Benefits	61,736	1.1	61,434	1.0	61,616	1.0
Allowance for Policyholder Dividends	-	-	30,662	0.5	-	-
Reserve for Price Fluctuations	29,039	0.5	28,042	0.5	28,726	0.5
Total Liabilities	5,770,691	97.3	5,818,800	97.3	5,815,515	97.2
Equity:						
Legal Reserve	-	-	36,071	0.6	-	-
Surplus	-	-	86,402	1.4	-	-
Net Unrealised Gains on Securities	-	-	41,514	0.7	-	-
Total Equity	-	-	163,988	2.7	-	-
Capital	75,000	1.3	-	-	75,000	1.3
Capital Surplus	54	0.0	-	-	54	0.0
Retained Earnings	43,461	0.7	-	-	44,862	0.7
Net Unrealised Gains on Securities	43,076	0.7	-	-	46,793	0.8
Total Equity	161,592	2.7	-	-	166,710	2.8
Total Liabilities and Equity	¥ 5,932,283	100.0	¥ 5,982,789	100.0	¥ 5,982,225	100.0

See notes to unaudited non-consolidated condensed quarterly financial statements.

(2) Unaudited Non-Consolidated Condensed Statements of Operations

(in millions of yen)		Nine months ended 31st December 2002	%		Year ended 31st March 2002	%		Six months ended 30th September 2002	%
Ordinary Revenue:									
Income from Insurance Premiums	¥	758,244		¥	1,059,445		¥	515,888	
Investment Income / Gains		129,672			245,123			92,003	
Other Ordinary Income		8,650			3,660			5,410	
Total Ordinary Revenue		896,567	100.0		1,308,229	100.0		613,302	100.0
Ordinary Expenses:									
Insurance Claims and Other Payments		641,740			907,444			433,521	
Provision for Policy and Other Reserves		38,837			31,543			23,228	
Investment Expenses / Losses		103,020			205,507			73,622	
Operating Expenses		83,135			108,142			56,406	
Other Ordinary Expenses		11,217			15,523			7,696	
Total Ordinary Expenses		877,950	97.9		1,268,161	96.9		594,475	96.9
Ordinary Profit		18,617	2.1		40,068	3.1		18,827	3.1
Extraordinary Gains		3,655	0.4		6,876	0.5		2,666	0.4
Extraordinary Losses		4,671	0.5		33,849	2.6		3,736	0.6
Provision for Reserve for Policyholder Dividends		14,050	1.6		-	-		12,240	2.0
Income Before Income Taxes		3,549	0.4		13,094	1.0		5,517	0.9
Income Taxes:									
Current		20,543	2.3		9,230	0.7		14,876	2.4
Deferred		(18,649)	(2.1)		(3,801)	(0.3)		(12,416)	(2.0)
Net Income	¥	1,655	0.2	¥	7,665	0.6	¥	3,056	0.5
Unappropriated Surplus / Retained Earnings at Beginning of Period		5,520			14,381			5,520	
Transfer from Appropriated Retained Earnings		214			719			191	
Unappropriated Surplus / Retained Earnings at End of Period	¥	7,390		¥	22,766		¥	8,768	

See notes to unaudited non-consolidated condensed quarterly financial statements.

NOTES TO UNAUDITED NON-CONSOLIDATED CONDENSED QUARTERLY FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to a plan of reorganisation and the Insurance Business Law, the Company has converted its organisation from a mutual company to a joint stock corporation since 1st April, 2002.

The accompanying non-consolidated financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements" (Ministry of Finance Ordinance). In preparing the condensed financial statements, certain items presented in the original condensed financial statements have been reclassified and summarised for readers outside Japan. Such condensed financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency monetary assets and liabilities (including foreign currency equity securities other than subsidiaries and affiliates and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments. Stocks of the Company's subsidiaries are translated into Japanese yen at the exchange rates prevailing when such translation occur.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(c) Investments in securities

Investments in securities other than subsidiaries and affiliates are classified into trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at their fair value. Unrealised gains and losses on trading securities are recognised in earnings. Unrealised gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular marketable available-for-sale securities exceeds 30% or more of its book value, in which case such

declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity, available-for-sale securities without readily obtainable fair values and investments in subsidiaries and affiliates are stated at amortised cost. For the purpose of computing realised gains and losses, cost is determined using the moving average method.

(d) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. With respect to loans to borrowers subject to bankruptcy and similar proceedings, such as bankruptcy and loans to borrowers in similar conditions, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

(e) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognised net gains or losses is charged or credited to income when recognised.

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfilment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for losses on sale of loans

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 287-2 of the Japanese Commercial Code.

(i) Income taxes

The provision for income taxes is based on income recognised for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognised for financial statement purposes and income recognised for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(j) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 6-50 years for buildings and structures and 2-20 years for equipment.

(k) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates and foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Derivative financial instruments, which are specifically identified as hedging instruments, are not revalued and their contracted rates are applied to the hedged items. Outstanding derivative financial instruments, which do not qualify as hedging instruments under hedge accounting, are revalued at their fair value at the balance sheet date. These derivative financial instruments hedge certain financial exposures, although they do not meet the hedging criteria under the accounting standards. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(l) Accounting for consumption taxes

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully creditable against consumption taxes received, the non-creditable portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-creditable portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortised against income over a five-year period on a straight-line basis.

3. Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(100 Millions of Yen)

	As of December 31, 2002	As of March 31, 2002	As of September 30, 2002
Individual Insurance and Annuities	392,770	389,291	390,863
Individual Term life Insurance	347,174	343,090	345,265
Group Insurance	126,043	119,097	126,834
Group Annuities	24,901	25,539	25,129

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.
2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(100 Millions of Yen)

	Nine Months Ended December 31, 2002	Year Ended March 31, 2002	Six Months Ended September 30, 2002
Individual Insurance and Annuities	35,911	45,704	22,964
Individual Term life Insurance	33,154	42,929	21,260

Notes:

1. The new policy amount includes increase from conversion.
2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

(3) Surrender and Lapse Rate (Surrender and lapse amount / amount in force at the beginning of fiscal year)

(%)

	Nine Months Ended December 31, 2002	Year Ended March 31, 2002	Six Months Ended September 30, 2002
Individual Insurance and Annuities	6.43	9.0	4.23

Note: These figures for the nine months ended Dec. 31, 2002 and the six months ended Sep. 30, 2002 are not annualized.

(4) Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

	Nine Months Ended December 31, 2002	Year Ended March 31, 2002	Six Months Ended September 30, 2002
Core profit	57,666	109,889	38,788
Capital gains/losses	(37,322)	(87,214)	(18,721)
Other one-time gains/losses	(1,726)	17,393	(1,239)
Ordinary Profit	18,617	40,068	18,827

(5) Solvency Margin Ratio

(Millions of Yen)

	As of December 31, 2002	As of March 31, 2002	As of September 30, 2002
Total solvency margin (A)	398,309	437,509	416,603
Equity (less certain items)	113,541	115,300	116,080
Reserve for price fluctuation	29,039	28,042	28,726
Contingency reserve	75,025	73,521	74,702
Reserve for possible loan losses	4,192	6,030	4,413
Net unrealized gains on available-for-sale securities (before tax) x 90 per cent.	60,680	58,480	65,916
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(11,663)	(5,589)	(8,301)
Excess of amount of policy surrender payment	107,306	103,985	107,842
Unallotted portion of reserve for policyholder dividends	5,034	7,634	7,634
Future profits	9,367	15,331	12,240
Deferred tax assets	20,785	44,773	22,348
Subordinated debt	-	-	-
Deductible items	(15,000)	(10,000)	(15,000)
Total risk (B) $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$	97,659	113,341	101,008
Insurance risk R_1	35,069	34,542	35,055
Assumed investment yield risk R_2	22,884	23,623	23,199
Investment risk R_3	65,607	81,391	68,816
Business risk R_4	2,471	2,791	2,541
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$	815.7%	772.0%	824.9%

Notes:

1. Solvency margin ratios as of March 31, 2002 and September 30, 2002 are calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996. The ratio as of December 31, 2002 is calculated by the method the Company considers reasonable, which is consistent with these rules above.
2. Equity at March 31, 2002 represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate, estimated appropriation paid in cash and cash payment based on Article 12 of the implementation order for Insurance Business Law.
3. Equity at December 31, 2002 and September 30, 2002 represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate and estimated appropriation paid in cash.
4. Deductible items in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.

(6) Fair Value Information on Securities and Others (General Account Assets)

1. Fair value information on securities

Securities with market value (Millions of Yen)

	As of December 31, 2002		
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)
Held-to-maturity securities	1,528,074	1,622,969	94,894
Available -for-sale securities	2,131,675	2,199,028	67,353
Domestic bonds	1,332,883	1,403,061	70,177
Domestic stocks	194,341	193,447	(894)
Foreign securities	322,209	329,344	7,134
Other Securities	197,839	194,800	(3,039)
Monetary trusts	64,402	58,376	(6,025)
Total	3,659,749	3,821,997	162,248

	As of March 31, 2002		
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)
Held-to-maturity securities	1,489,710	1,565,899	76,188
Available -for-sale securities	2,262,456	2,326,852	64,396
Domestic bonds	1,466,056	1,522,094	56,038
Domestic stocks	260,284	278,236	17,951
Foreign securities	292,112	290,720	(1,391)
Other Securities	127,787	119,186	(8,600)
Monetary trusts	66,520	66,919	398
Total	3,752,166	3,892,751	140,585

	As of September 30, 2002		
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)
Held-to-maturity securities	1,504,471	1,593,416	88,944
Available -for-sale securities	2,150,389	2,223,323	72,933
Domestic bonds	1,354,969	1,420,519	65,550
Domestic stocks	230,504	239,506	9,001
Foreign securities	292,848	297,463	4,615
Other Securities	198,329	197,181	(1,148)
Monetary trusts	61,738	56,653	(5,085)
Total	3,654,861	3,816,739	161,878

Notes:
1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts include securities other than trading securities.

2. Fair value information on real estate

(Millions of Yen)

	As of December 31, 2002		
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)
Land	98,461	87,138	(11,322)
Leasehold	1,038	697	(340)
Total	99,499	87,835	(11,663)

	As of March 31, 2002		
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)
Land	101,388	96,015	(5,372)
Leasehold	1,040	823	(216)
Total	102,429	96,839	(5,589)

	As of September 30, 2002		
	Carrying Value	Current Fair-Value	Net Unrealized Gains (Losses)
Land	99,229	91,242	(7,986)
Leasehold	1,038	723	(314)
Total	100,267	91,966	(8,301)

Note: Figures for current fair value are based on posted prices.

(Reference)

Performance Forecast for the Year Ending March 31, 2003

The Company' s performance forecast for the year ending March 31, 2003 has been revised from the previous forecast that was announced on November 21, 2002 as follows.

(Consolidated) (Billions of Yen, %)

	Previous (A)	Current (B)	Change (%) [(B) - (A)] / (A) x 100
Ordinary Revenue	1,178	1,178	0.0
Ordinary Profit	55	38	(30.9)
Net Income	14	7	(50.0)

(Non- Consolidated) (Billions of Yen, %)

	Previous (A)	Current (B)	Change (%) [(B) - (A)] / (A) x 100
Ordinary Revenue	1,172	1,175	0.3
Ordinary Profit	55	42	(23.6)
Net Income	15	12	(20.0)
Income from Insurance Premiums	1,015	996	(1.9)
Core Profit	80	84	5.0
Negative Spread	26	21	(19.2)
New Policy Amount	4,600	4,540	(1.3)
Individual Term Life	4,210	4,200	(0.2)
Policy amount in Force	39,280	39,230	(0.1)
Individual Term Life	34,760	34,720	(0.1)
Surrender & Lapse Rate	8.4	8.4	(B) - (A) 0.0

Notes:
1. Policy amount in force and new policy amount include individual insurance and annuities. The new policy amount includes increase from conversion.
2. The above forecasts for the year ending March 31, 2003 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

Other Data (Non-Consolidated)

(Millions of Yen, %)

	As of December 31, 2002	As of March 31, 2002	As of September 30, 2002
Total Assets	5,932,283	5,982,789	5,982,225
Adjusted Net Asset	485,575	471,234	492,706
Solvency Margin Ratio	815.7	772.0	824.9

Note:
Adjusted Net Asset as of March 31,2002 and September 30,2002 are calculated in accordance with Insurance Business Law and the related rules. Adjusted Net Asset as of December 31, 2002 is calculated by the method the Company considers reasonable, which is consistent with these rules above.